SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

TAKUNG ART CO., LTD.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

87407Q108
(CUSIP Number)

Yan Sun
1-4-901, Tianyang Place, Beicang Town
Beichen District, Tianjin, PRC
+86 147 1503 2157
With Copies To:

Benjamin Tan, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87407Q207	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Yan Sun
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☐
(b)	☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
7	SOLE VOTING POWER

3,732,907
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	3,732,907
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,732,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40%
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Takung Art Co., Ltd., a Delaware corporation (the “Issuer”), whose principal executive offices are located at Flat/RM 03-04 20/F Hutchison House 10 Harcourt Road, Central, Hong Kong.

Item 2. Identity and Background.

This Statement is being filed by Yan Sun (the “Reporting Person”). The Reporting Person is a citizen of People’s Republic of China (“PRC”).

The address of the Reporting Person is at 1-4-901, Tianyang Place, Beicang Town, Beichen District, Tianjin, PRC.

The Reporting Person works in the finance department at Tianjin Xinfa Property Construction and Development Co., Ltd., a property development company. The registered address is 1-4-901, Tianyang Place, Beicang Town, Beichen District, Tianjin, PRC.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 23, 2014, a share exchange agreement (the “Agreement”) was entered into by and among the Issuer, Hong Kong Takung Assets and Equity of Artworks Exchange Co., Ltd., a limited liability company formed under the laws of Hong Kong, China (“Takung”), Kirin Linkage Limited and Loyal Heaven Limited (“LHL”), which were the members of Takung to acquire all the issued and outstanding capital stock of Takung in exchange for the issuance to Kirin Linkage Limited and LHL an aggregate of 8,399,040 restricted shares of the Issuer’s Common Stock.. Upon closing of the transaction on October 20, 2014, LHL, as a Takung member, acquired an aggregate of 6,719,232 shares of Common Stock as consideration for all of LHL’s ownership in Takung. On August 12, 2015, LHL transferred all its shares of Common Stock of the Issuer to its stockholders and the Reporting Person, as a stockholder of LHL, received 3,732,907 shares of Common Stock.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns 3,732,907 shares of the Issuer’s Common Stock, constituting approximately 40% of the 9,332,267 shares of the Issuer’s Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s Form 10-Q filed on August 14, 2015.

Other than the acquisition of the shares reported in this Item 5, the Reporting Person has effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5. The Reporting Person has the sole power to vote or to direct the vote, to dispose or to direct the disposition of shares reported above in this Item 5.

Other than as set forth above, the Reporting Person is not the beneficial owner of any other shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), to the best knowledge of the Reporting Person, between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

August 26, 2015	By:	/s/ Yan Sun
Yan Sun